September 7, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Vivint Solar, Inc.

Registration Statement on Form S-3

Filed August 24, 2018

File No. 333-227014

Acceleration Request

Requested Date: September 11, 2018

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivint Solar, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-227014) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael Nordtvedt at (206) 883-2524.

* * * *

Sincerely,

VIVINT SOLAR, INC.

/s/ C. Dan Black
C. Dan Black
Chief Legal Officer, Executive Vice President and Secretary

cc:	David Bywater, President and Chief Executive Officer, Vivint Solar, Inc.

Alexis Lyons, Associate General Counsel

Robert Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation